                               RATIO OF EARNINGS
                                TO FIXED CHARGES

                                  EXHIBIT 12.1

                                                                    EXHIBIT 12.1

                        REPUBLIC ENGINEERED STEELS, INC.
                       RATIO OF EARNINGS TO FIXED CHARGES
        FOR FISCAL YEARS ENDING JUNE 30, 1993, 1994, 1995 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                                FISCAL      FISCAL     FISCAL     FISCAL     FISCAL
                                                                 1993        1994       1995       1996       1997
                                                              -----------  ---------  ---------  ---------  ---------
RATIO OF EARNINGS TO FIXED CHARGES..........................          --          --         --         --         --
COVERAGE DEFICIENCY.........................................   $   8,772   $  27,602  $   7,212  $  55,566  $  56,888

Note: For the purposes of calculating the ratio of earnings to the fixed charges, earnings represent earnings (losses) before income taxes, extraordinary gain and cumulative effect of changes in accounting principles plus fixed charges. Fixed charges consist of net interest expense, amortization of discount and deferred financing costs and the portion of rental expense which management believes is representative of the interest component of rent expense. If earnings were adjusted to eliminate non-cash ESOP charges, the ratio of earnings, as adjusted, to fixed charges would have been 1.62x, 1.19x, 2.85x, (0.21)x and 0.07x, respectively.

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